09057008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richter, Larry Lee DBA Financial Advantage Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio, TX 78216-1617
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Richter 1-210-490-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcus Fairall Bristol + Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

6090 Surety Drive, Suite 100, El Paso, TX 79905
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Larry Lee Richter**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Richter, Larry Lee DBA Financial Advantage Company**, as of **31 December 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]

Signature

Registered Principal

Title

[Signature]

Notary Public

CAROLINE TRUJILLO
Notary Public, State of Texas
My Commission Expires
August 09, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY

STATEMTENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY

Table of Contents

MARCUS,
FAIRALL,
BRISTOL + CO., L.L.P.

INDEPENDENT AUDITOR'S REPORT

To Richter, Larry Lee
dba: Financial Advantage Company

We have audited the accompanying statements of financial condition of Richter, Larry Lee, dba Financial Advantage Company, (a proprietorship) as of December 31, 2008 and 2007 and the related statement of income, changes in proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richter, Larry Lee, dba The Financial Advantage Company, as of December 31, 2008 and 2007, and the results of the operations and the cash flows for the years then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supporting information included in the report (shown on page 13) is presented for the purposes of additional analysis and are not a required part of the basic financial statements of Richter, Larry Lee, dba Financial Advantage Company. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In accordance with SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3 for internal control structure, we have also issued a report dated February 18, 2009, on our consideration of The Financial Advantage Company's internal controls.

Marcus, Fairall, Bristol + Co. LLP

El Paso, Texas
February 18, 2009

A Firm of Certified Public Accountants
6090 Surety Drive, Suite 100 • El Paso, TX 79905 • (915) 775-1040
Facsimile:(915) 775-1849 • marcfair@marcfair.com

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2008	2007
Cash/Cash Equivalents		
Cash in Bank	$ 17,019	$ 28,712
Money Market Account (Note 3)	9,713	9,460
Total Cash/Cash Equivalents	26,732	38,172
Property, Furniture and Equipment		
Net of Accumulated Depreciation (Note 4)	8,899	7,541
Other Assets		
Supplies Inventory (Note 5)	300	300
TOTAL ASSETS	$ 35,931	$ 46,013

LIABILITIES AND PROPRIETOR'S CAPITAL

	2008	2007
Payroll Taxes Payable	$ 593	$ 593
Other Payable (Note 3)	4,480	4,480
Proprietor's Capital	30,858	40,940
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 35,931	$ 46,013

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31,

REVENUES	2008	2007
Commissions:		
Insurance and Timing Commissions	$ 33,839	$ 88,939
Securities Commissions	58,493	77,523
Other Revenue	253	246
TOTAL REVENUES	92,585	166,708
EXPENSES		
Salaries	30,000	30,000
Depreciation	960	624
Other Expenses (Schedule 1)	37,231	32,175
TOTAL EXPENSES	68,191	62,799
NET INCOME	$ 24,394	$ 103,909

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF CHANGES IN PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31,

		2008		2007
BEGINNING BALANCE	$	40,940	$	53,345
Add:				
Net Income		24,394		103,909
		65,334		157,254
Deduct:				
Withdrawals		34,476		116,314
ENDING BALANCE	$	30,858	$	40,940

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2008		2007
Cash Flows from Operating Activities				
Net Income	$	24,394	$	103,909
Adjustments to Net Income:				
Depreciation		960		624
Decrease in Payroll Taxes Payable				(3)
Net Cash Provided by Operating Activities		25,354		104,530
Cash Flows from Investing Activities				
Equipment Purchased		2,318		
Cash Used by Investing Activities		2,318		
Cash Flows from Financing Activities				
Cash Paid to Proprietor		34,476		(116,314)
Net Cash Used by Financing Activities		34,476		(116,314)
Net Increase (decrease) in Cash		(11,440)		(11,784)
Cash and Cash Equivalents at Beginning of Year		38,172		49,956
Cash and Cash Equivalents at End of Year	$	26,732	$	38,172

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31,

		2008		2007
Total Proprietor's Capital from Statement of Financial Condition	$	30,858	$	40,940
Deduct Non-Allowable Assets		9,100		7,841
Net Capital before Haircuts on Security Positions		21,758		33,099
Haircuts on Securities – Other		1,457		1,419
NET CAPITAL	$	20,301	$	31,680

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,

		2008		2007
Minimum Dollar Net Capital Requirements of Reporting Broker or Dealer (Note 6)	$	5,000	$	5,000
Excess of Net Capital				
Net Capital	$	20,301	$	31,680
Less: Minimum Dollar Requirement Excess Net Capital		5,000		5,000
EXCESS NET CAPITAL	$	15,301	$	26,680
EXCESS NET CAPITAL AT 100%	$	20,301	$	31,680

NOTE: There were no material differences between the computation above and the unaudited Part III focus report submitted for the year-ended December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
SCHEDULE FOR AGGREGATE INDEBTEDNESS COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SEE NOTE 2

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

The proprietor was licensed as a NASD broker-dealer on March 5, 1991.

This summary of significant accompanying policies of Richter, Larry Lee dba Financial Advantage Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the owner, who is responsible for their integrity and objectivity.

ACCOUNTING BASIS:

The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes.

PROPERTY, FURNITURE AND EQUIPMENT:

Property and equipment are stated at cost. Betterments and major renewals are capitalized and included in the property and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense.

REVENUE RECOGNITION:

Revenue is recognized as insurance and security commissions are received. Timing fees are recognized when the service is rendered. This is a consulting service performed by Mr. Richter.

INCOME TAXES:

The proprietorship is not a taxpaying entity for purposes of federal income taxes, and thus no income taxes have been recorded in the statements. Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal income tax returns. The proprietor customarily makes estimated tax payments toward his personal income tax liability from his personal bank account.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUPPLEMENTAL INFORMATION IN ACCORDANCE WITH ERG 17A-5 OF THE REGULATIONS UNDER SECURDITY EXCHANGE ACT OF 1934

Richter, Larry Lee, dba Financial Advantage Company does not receive, acquire, or hold funds or securities for customers or margin for customers and therefore the provisions of rule 15C 3-3 are not applicable to Financial Advantage Company. Therefore, an independent review of the Company's treatment of such transactions is not required.

NOTE 3 – CONTINGENCIES

An administrative proceeding was initiated by the Commissioner of Securities of the Secretary of State of Georgia that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. The imposition of the civil penalty is being challenged by Mr. Richter in a legal proceeding that is still pending and has not yet been finally determined. In the event that Mr. Richter's appeal of the administrative penalty is unsuccessful, the maximum potential liability is $4,480, which has been accrued in the financial statements.

The money market account was transferred into a variable annuity on November 16, 2000, with an additional $1,000. The value of the annuity on the last business day of December 2008 and 2007, were $9,713 and $9,460, respectively, which was confirmed. The primary beneficiary of the annuity is The Financial Advantage Company. The following hair cut requirements and non-allowable cost percentages for variable annuities in the computation of net capital are as follows:

15% required haircut for non-allowable cost	$	1,457

The non-allowable costs amounted to $1,457 at December 31, 2008 and $1,419 at December 31, 2007.

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 - PROPERTY, FURNITURE AND EQUIPMENT

Property, furniture and equipment consist of the following:

	Cost	Accumulated Depreciation	Estimated Useful Life
Office Furniture	$ 4,107	$ 4,107	10 Yr.
Office Equipment	25,788	22,185	5 - 7 Yr.
Office Improvements	4,184	888	39 Yr.
Automobile	21,314	21,314	5 Yr.
Professional Books	2,000		
Total	$ 57,393	$ 48,494	

Depreciation charges to income were $960 for the year ended December 31, 2008, and $624 for the year ended December 31, 2007.

NOTE 5 - SUPPLIES INVENTORY

Supplies inventory is carried at cost.

NOTE 6 - EXCEPTIVE PROVISION UNDER RULE 15C 3-3

Under the exceptive provision of rule 15C 3-3 (K) (1)(ii) the Company's capital categories has an exception of $5,000 for the year-ended December 31, 2008. There were no material inadequacies.

SUPPORTING SCHEDULE

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
OTHER EXPENSES
DECEMBER 31,

		2008		2007
Advertising	$	1,379	$	
Audit Fees		1,886		1,868
Dues and Publications		2,448		1,206
Printing		152		45
Insurance		5,604		5,712
Computer Expense				100
Supply Expense		4,105		4,462
Payroll Taxes		1,512		2,296
Education Expense		52		1,526
Meals and Entertainment		24		
Telephone Expense		2,733		2,733
License and Fees		902		2,015
Gift Expense		178		247
Postage		2,500		2,511
Repairs		1,082		383
Travel		3,553		4,667
Freight		218		217
Miscellaneous		282		135
Prospect List		2,868		
Contract Labor		1,450		1,150
Legal Fees		116		
Liability Insurance		508		686
Electronic Recordkeeping		288		216
Marketing		3391		
	$	37,231	$	32,175

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

MARCUS,
FAIRALL,
BRISTOL + CO., L.L.P.

Larry L. Richter
Richer, Larry Lee DBA Financial Advantage Company

In planning and performing our audit of the financial condition and supplemental schedules of Richter, Larry Lee DBA Financial Advantage Company (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Firm of Certified Public Accountants
6090 Surety Drive, Suite 100 • El Paso, TX 79905 • (915) 775-1040
Facsimile:(915) 775-1849 • marcfair@marcfair.com

Because of inherent limitations in internal control structure and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcus, Fairall, Bristol + Co., LLP

Marcus, Fairall, Bristol + Co., L.L.P.
El Paso, Texas

February 18, 2009